UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Guoping Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

32.2%
14.	Type of Reporting Person

IN

2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

32.2%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

32.2%
14.	Type of Reporting Person

CO

4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

32.2%
14.	Type of Reporting Person

CO

5

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” or “Acquirer” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group” ) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015 by the Phicomm Group and the Fund, by Amendment No. 2 thereto filed January 19, 2016 solely by the Phicomm Group, by Amendment No. 3 thereto filed May 5, 2016 by the Phicomm Group and the Fund, and by Amendment No. 4 thereto filed July 6, 2016 by the Phicomm group, is hereby further amended with respect to the items set forth below in this Amendment No. 5. The members of the Phicomm Group are sometimes referred to individually as a Filing Person and collectively as the “Filing Persons.” Otherwise, capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended by the addition of the following information:

Acquirer, Phicomm HK and the Sellers have agreed to a further extension of the closing date under the Purchase Agreement until no later than October 31, 2016. For a summary of the terms on which such extension has been agreed, see Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by the addition of the following information:

On September 2, 2016, Acquirer, Phicomm HK and the Sellers entered into a further amendment to the Purchase Agreement (the “Fifth Amendment”). Pursuant to the Fifth Amendment, the parties to the Purchase Agreement agreed that the closing under the Purchase Agreement will take place as soon as practicable as shall be agreed among the parties to the Purchase Agreement, but in no event later than October 31, 2016 (the “New Termination Date”).

In connection with the execution and delivery of the Fifth Amendment, Acquirer released to the Shah Sellers the sum of US$1,000,000 previously deposited in the escrow account established pursuant to the Fourth Amendment to the Purchase Agreement, together with any interest earned thereon. The Fifth Amendment provides that if the closing does not occur by the New Termination Date and the Purchase Agreement is terminated due to a failure by either the Acquirer or any Seller to perform any covenant or satisfy any condition to be performed or satisfied by applicable party, no party shall be subject to any penalty, termination fee obligation or any other liability or obligation to the other parties under the Purchase Agreement.

6

Pursuant to the Fifth Amendment, each party and persons acting on behalf of a party may initiate or encourage the sale of any Ordinary Shares held by such party to one or more potential purchasers, participate in discussions or negotiations regarding such sales, to furnish information and take other action to facilitate inquiries or proposals that could reasonably be expected to lead to such potential sales with the option, in each party’s sole discretion, to sell and transfer such Ordinary Shares to a purchaser or purchasers (a “Third Party Deal”). However, no party may enter into or conclude a Third Party Deal prior to the New Termination Date.

The Fifth Amendment also continues the standstill provisions entered into in connection with the Third Amendment until the earlier of the closing under, and termination of, the Purchase Agreement, and the Shah Sellers also agreed to extend the duration of their consent to Phicomm’s and Acquirer’s share pledges to the Fund until the closing date under the Purchase Agreement. For information regarding such share pledges and the Shah Sellers’ consent, see Item 6 of the Filing Persons’ Schedule 13D (Amendment No. 3).

The description of certain material terms of the Fifth Amendment in this Item 6 is not complete and is qualified in its entirety by reference to the full text of the Fifth Amendment, which is an exhibit to this Schedule 13D (Amendment No. 5) and is hereby incorporated by reference into this Item 6. See Item 7.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Document
99.14	Fifth Amendment dated September 2, 2016 to Purchase and Sale Agreement dated as of November 4, 2015 between The Smart Soho International Limited, Phicomm Technology (Hong Kong) Co., Limited, Himanshu Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Hong Liang Lu, Lu Charitable Remainder Trust, The Lu Family Limited Partnership and Lu Family Trust (filed herewith).
7

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		Gu Guoping
Name:		Gu Guoping